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+-------------+
|  FORM 4     |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+-------------+                                 WASHINGTON, D.C. 20549

[_] Check this box if
    no longer subject              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5          Filed pursuant to Section 16(a) of the Securities
    obligations may               Exchange Act of 1934, Section 17(a) of the
    continue. See               Public Utility Holding Company Act of 1935 or
    Instruction 1(b).       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

- -----------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Gilluly                            C.                           W.
- -----------------------------------------------------------------------------
         (Last)                             (First)                   (Middle)

         4900 Seminary Road, Suite 600
- -----------------------------------------------------------------------------
         (Street)

         Alexandria                         Virginia                   22311
- -----------------------------------------------------------------------------
         (City)                             (State)                     (Zip)


2.   Issuer Name and Ticker or Trading Symbol

         COMTEX News Network, Inc. (OTCBB: CMTX)
- -----------------------------------------------------------------

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

- -----------------------------------------------------------------

4.   Statement for Month/Year

         February 2002
- -----------------------------------------------------------------

5.   If Amendment, Date of Original (Month/Year)

- -----------------------------------------------------------------

6.   Relationship of Reporting Person to Issuer (Check all applicable)

[X] Director     [ ] Officer             [_] 10% Owner       [_] Other
                    (give title below)                         (specify below)


- -----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check applicable line)

    [X]  Form filed by One Reporting Person
    [_]  Form filed by More than One Reporting Person
===============================================================================
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
===============================================================================

1. Title       2. Trans-        3. Trans-     4. Securities Acquired (A)          5. Amount of         6. Owner-       7. Nature
   of             action           action        or Disposed of (D)                  Securities           ship            of In-
   Security       Date             Code          (Instr. 3, 4 and 5)                 Beneficially         Form:           direct
   (Instr. 3)     (Month/          (Instr. 8)                                        Owned at             Direct          Bene-
                  Day/          ----------------------------------------------       End of               (D) or          ficial
                  Year)                                                              Month                Indirect        Owner-
                                Code       V     Amount       (A) or     Price       (Instr. 3 and 4)     (I)             ship
                                                              (D)                                       (Instr. 4)      (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock (1)        02/20/02          A              2,192,503   A         $0.10                              D
---------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock (2)        02/20/02          A              1,130,503   A         $0.10                              D
---------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock (2)        02/20/02          A              1,000,000   A         $0.10       4,367,506              I          By Spouse
---------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (3-99)

================================================================================
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

 1. Title of Derivative            2. Conver-            3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or               action              tion Code              ative Securities
                                      Exercise              Date                (Instr. 8)             Acquired (A) or
                                      Price of              (Month/                                    Disposed of (D)
                                      Deriv-                Day/                                       (Instr. 3, 4, and 5)
                                      ative                 Year)
                                      Security
                                                                             ------------------------------------------------
                                                                                Code    V               (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Stock Option (1)                    $0.10                 02/20/02               D                       2,192,503       D
 (Right to Buy)
-----------------------------------------------------------------------------------------------------------------------------
Stock Option (1)                    $0.10                 02/20/02               D                         348,000       D
 (Right to Buy)
-----------------------------------------------------------------------------------------------------------------------------
Stock Option (2)                    $0.10                 02/20/02               D                       2,130,503       D
 (Right to Buy)
-----------------------------------------------------------------------------------------------------------------------------
Stock Option (2)                    $0.10                 02/20/02               D                         410,000       D
 (Right to Buy)
-----------------------------------------------------------------------------------------------------------------------------



================================================================================
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities) -- continued
================================================================================


                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                              -------------------------------------------       5)          Owned            Direct        ship
                              Date     Expira-     Title      Amount or                     at End           (D) or        (Instr.
                              Exer-    tion                   Number of                     of               Indi-         4)
                              cisable  Date                   Shares                        Month            rect (I)
                                                                                            (Instr. 4)       (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Stock Option (1)               02/95   02/20/02     Common     2,192,503      $0.10
 (Right to Buy)                                     Stock
----------------------------------------------------------------------------------------------------------------------------------
Stock Option (1)               02/95   02/20/02     Common       348,000      $0.10
 (Right to Buy)                                     Stock
----------------------------------------------------------------------------------------------------------------------------------
Stock Option (2)               02/95   02/20/02     Common     2,130,503      $0.10
 (Right to Buy)                                     Stock
----------------------------------------------------------------------------------------------------------------------------------
Stock Option (2)               02/95   02/20/02     Common       410,000      $0.10
 (Right to Buy)                                     Stock                                    100,000(3)        D
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Pursuant to an exercise of a Stock Option agreement between COMTEX News Network, Inc. to C.W. Gilluly to exercise 2,540,503 shares of COMTEX Common Stock. Dr. Gilluly and his spouse exercised this option as it related to 2,192,503 shares of COMTEX Common Stock and transfered their rights to the remaining 348,000 shares of COMTEX Common Stock to unrelated third parties.

(2) Pursuant to an exercise of a Stock Option agreement between AMASYS Corporation and C.W. Gilluly to exercise 2,540,503 shares of COMTEX Common Stock owned by AMASYS Corporation. Dr. Gilluly and his spouse exercised this option as it related to 2,130,503 shares of COMTEX Common Stock and transfered their rights to the remaining 410,000 shares of COMTEX Common Stock to unrelated third parties.

(3) Pursuant to a Stock Option agreement previously granted under the COMTEX News Network, Inc. 1995 Stock Option Plan.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ C.W. GILLULY                                          March 11, 2002
-------------------------------                    ---------------------------

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                         Page 2
                                                                SEC 1474 (3-99)